INVEST IN **SKYCART**

Cost-effective delivery drones

Share


Skycart
Delivering Happiness
From the Sky
www.skycart.net

skycart.net San Jose CA

Technology | Hardware | Software | Healthcare | Drones

OVERVIEW UPDATES 7 WHAT PEOPLE SAY 6 ASK A QUESTION

LEAD INVESTOR



Philippe Grosbois

I am investing in Skycart as its multi-talended and international core team has an innovative vision on what I believe will be a game-changer multi-delivery drone. I love the passion of the Skycart team who is building a new business and operational model anchored around cost-effectiveness and technology aimed to improve lives of customers in Africa. This multi-delivery drone model represents opportunities across multiple geos and commercial channels.

Invested $25,000 this round

Learn about Lead Investors

Highlights

1. $4M in signed purchase orders!
2. Contracts for our delivery drones grown from $200K in 2015 to $4M today!
3. Raised $130K in 2017. UPS Emerging Markets Managing Director BIG investor in this round.
4. $200K in revenue (made in 2015 - 2018), projected to double next year
5. Signed Government LOI to begin Covid-19 vaccine delivery IMMEDIATELY
6. In 2017 Skycart delivered parcels using Skycart drones in partnership with SwissPost
7. Two patents (including a GAME-CHANGING multi-delivery patent) and valuable IP
8. Core team has a combined 80 years of multi-disciplinary engineering experience

Our Team



Simon Yuen Chief Executive and Technical Officer

26+ years of embedded systems engineering in IOT/machine automation and 11 years of business management. Grew and expanded a transmission remanufacturing operation to 400x gross revenue.

> While we are passionate about logistics and aviation, we like to use unmanned aviation technology to improve the lives of those in disadvantaged communities.



Ziddan El-Qawwas Director of Operations

Oversaw a UK market leading General Practice Healthcare recruitment firm towards achieving $16.5M in sales.



Stephen Enright Director of Software and Informatics

25+ years experience in Software Engineering with crypto, data science, securities, MSFT Windows at Workday, Fidelity Investments, IBM, Microsoft

SEE MORE

Pitch



Dear Wefunder Investor,

No one is safe from COVID-19 until everyone is safe. The richest countries known as the G7 will be on track to vaccinate their adult population by August. Meanwhile, less than 1% of vaccines are reaching vulnerable people in developing countries, allowing more deadly variants of the virus to develop. Deadly surges are causing health facilities to buckle under enormous strain and oxygen supplies are running out. This is the time for everyone to come together, because only together we can stop the devastation. It's our collective duty.

Skycart is on the frontlines of response, leading the distribution of vaccines, blood products and other medical supplies with our best-in-class, fully electric delivery drones, to protect those whose lives hang in the balance. We've already set up a partnership with local government in Kenya. Our drones will continuously carry small shipments of products to health facilities that can't be reached by road, simultaneously making medicines accessible while also eliminating expiries. We won't give up until the hardest-to-reach are protected and healthy. Will you stand with us?

You're joining notable investors, investing in the most cost-effective and technologically advanced drone on the market. As we grow, your securities in Skycart will be your stake in the future of deliveries.

By investing in Skycart, you're investing in the mission to give every child access to vaccines, blood products and other medical supplies, for a chance at a healthy future. For every child, join us.



We are solving logistics for the poorest billion people and providing equal access for all to clean technology. Transitioning energy choices at the top of the pyramid matters only if the majority at the bottom of the pyramid also have access to clean technology.


We have a signed



agreement with a
Kenyan Country
Government, to
engage Skycart's
services
immediately.

- $200K revenue generated prior to 2019
- $4M in signed purchased orders from Medinexo and Space Delivery in Dubai
- UPS Emerging Markets Managing Director big investor in this round!



Partners & Orders
MEDINEXO
• Order: 100 Drones
• Volume: $3.5m
SPACE
AUTONOMOUS DRONES
• Order: 6 Drones
• Volume: $400k
Skycart

Setting The Scene



High Level Story
There is once in a lifetime tectonic shifts going on in the world that will necessitate drone based delivery
We are uniquely served to dominate the largest, fastest growing, underserved segment- most fitting product out there
We are a world beating, scrappy team of engineers who are capital efficient, with the ability to disrupt the big guys

The Opportunity and Landscape

Earth-shattering 25 to 30 BILLION USD up for grabs to autonomous vehicle players in logistics by 2025.



High labor costs
Incentivizing more autonomous forms of delivery.
E-Commerce
Driving sophisticated consumer preferences for delivery services.
Covid-19
Focusing on how to ensure equitable access to vaccines.
Skycart
Historic events transforming the delivery man

Skycart's core team has the critical skillsets to win this technology race.

Most investments in autonomous vehicles serve the 'Golden Billion'

Big Tech and Fortune
500 making huge


investments in
drones: Amazon,
Google etc.
None of these
investments serve
customers in
developing countries.
Skycart
Investments made by
E-Commerce giants do
not serve the fastest
growing segment

Last-mile delivery challenges still exist for the poorest billion people. If you want to build a better world with us, you know that frontier markets are promising for investors.

Right Product, Right Team, Right Time


We believe we have the most fitting product for the largest, fastest growing, underserved segment- developing countries
We don't require any software on the customer end – addresses impoverished communities.
We don't need destination addresses – addresses impoverished communities
We don't need sophisticated drone ports – addresses impoverished communities.
Skycart

Instead of waiting for regulations and consumer acceptance to mature in the developed world, Skycart is uniquely served to penetrate emerging markets, in order to dominate this fastest growing, largest, underserved segment.

We believe this drone tackles the industry's biggest problems...


Skycart




Skycart

(1) Skycart makes the economics of drone delivery work for our customers by using our multiple delivery technologies:

- 20% cost saving per km **compared to other drone competitors.**
- 52.5% reduction in the number of unused drones.
- 52.5% reduction in personnel costs.
- Up to 75% reduction in costs associated with component replacement.



We have a demonstrable impact on customers and stakeholders
We have two patents and valuable IP to protect our impact
Cost Saving (%)
Skycart vs Drones Competitors
Skycart
Drone Competitors
Drone Congestion by 2025
Competitors
Skycart
Number of drones in the skies by 2025
0
50000
100000
150000
200000
250000
300000
Skycart
Confidential and Proprietary

(2) Skycart combat's concerns regarding drone congestion by using our multiple delivery technologies:

- Reduction in drone traffic by up to 75%

(3) Skycart is more environmentally friendly than other drone competitors by using our multiple delivery technologies:

- Reduction in carbon emissions from battery manufacturing by up to 75% (fewer drones = fewer batteries manufactured)

<u>Skycart's is already winning this technology race!</u>

We are ahead of the competition
Skycart is the only company so far capable of multiple stops on one trip
Skycart
Confidential and Proprietary

Feature	Skycart	Zipline	Wingcopter
Can deliver more than one package in one flight	YES	-	-
Can operate without complex 'droneport' infrastructure	YES	-	YES
Can deliver samples between facilities	YES	-	YES
Can fly faster than 80mph	YES	-	YES
100 miles of range	YES	YES	-
Max payload weight	15KG	2KG	6KG
Battery manufacturing emissions per drone hub	1500 CO2e	6000 CO2e	6000 CO2e

<u>Safety, Reliability and Easy mission planning with Skycart's Cloud software</u>

- Groundbreaking levels of sophistication in Air Traffic Management capabilities
- Track multiple deliveries per trip.
- An extremely high degree of reliability and safety.



Avg 65min



San Francisco
Avg 10min
B
A
San Leandro
Car 20 - 40 mph
Nimbus Drone 80 - 100 mph

The takeaway? "Skycart is reshaping competition"

Skycart will enable the drone delivery industry to move from pilots to sustainable business models, for drone-enabled healthcare provision in developing countries.

Our Beachhead



Early customer litmus test
Developing Country
Poor Infrastructure
Challenged Healthcare System
High percentage of people living in rural areas
Skycart

We are using drones to connect the poorest communities to global trade networks.

Problem
Restocking medical supplies is difficult in regions with underdeveloped road infrastructure.
Solution
Drones restock life saving items in regions with underdeveloped road infrastructure.
Skycart

For health workers in remote areas of developing countries, last-mile transportation challenges disrupt the provision of quality care to patients.

Drone-based technologies provide a potential avenue to deliver life-saving resources to previously unreachable populations. Bridging disconnected communities in this way ensures that everyone, no matter where they live, has instant access to medical resources that are necessary for healthcare.

Why this customer perfectly fits our capabilities
1. Highest need customer base
2. No alternatives to a drone due to non-existent infrastructure
3. Government and agencies will help expedite regulations
4. Time critical, low weight payloads
5. Support from humanitarian organizations
Skycart

Total Addressable Market

Skycart's Total Addressable Market is between **$118M and $165M per year** in Sub-Saharan Africa.

We believe Skycart's service will unlock new value for healthcare in Kenya:

- 30% reduction in vaccine holding costs

- 1,577,100 additional people reached

- $11.3 average reduction in logistic cost per dose delivered. This corresponds to $20k savings per drone per year at 30% operating capacity. More savings at higher operating capacity

- 80% average reduction in response times across all times of day

- 65.1% increase in the availability of vaccines at health facilities

- 9% reduction in expiries

- 37.1% of vaccines stored in more suitable temperature ranges

- 50% average reduction in greenhouse gas emissions per dose delivered



The Bigger Picture

We plan to deliver E-commerce parcels to remote areas next. This is your chance to own a piece of the future of deliveries!



We are just getting started…

Our total addressable market is massive and will keep growing. First mile to last mile, we plan to build out more and more capabilities to serve larger and larger customer base.

Confidential and Proprietary

We plan to build large cargo drones in the future. We want to build something really large and substantial with you as an investor!

<u>Skycart Growth</u>



Skycart 5 Years Growth Forecast

These are forward looking projections and are not guaranteed.

- We believe you will get a 33-41% annual return on your investment, or more than 26X in 5 years! (not guaranteed)

- We believe 250,000 drones will be required by 2025 in US for E-commerce

deliveries

- We believe 13% of all E-commerce parcels (500 million) will be delivered by drone in 2025

Our Financials



Strong Gross Margins
Skycart
This slide contains projections that are not guaranteed

Product	Drone Hardware	Drone Usage Fee
Description	Drone hardware, transport case, battery and adapters.	License for Skycart cloud, mobile app & support
Fee	One-time	Monthly
Revenues	$160,000	$599
COGS	$34,500	$100
Profit	$125,500	$499
Profit margin	78%	83%

We have very few operating costs and strong margins that we anticipate will continue to improve. This is because, our core team has the skills to develop the product ourselves, rather than outsourcing it to someone else. As we scale, we believe our profit margins will continue to improve.

We are capital efficient compared to competitors
Skycart
Funds raised: $130k
Current order value:$4M
Current order value per employee: $500,000
Zipline
Funds raised: $233M
Projected revenue: $116.5M per year
Projected revenue per employee: $305,000
Wingcopter
Funds raised: $22M
Current order value: 15.7M per year
Projected revenue per employee: $207,000
Skycart

Our scrappy engineers have overcome the biggest limitations of current technologies with very little capital. It is time we raise the necessary funds to grow and scale.

The moonshot to serve the emerging billion
Skycart

We are building flying robots to invent a better world for every child. Please join our mission and join the revolution of drone deliveries.